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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ________)*


                            Storm Technology, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 86-2219-10-2
                ----------------------------------------------
                                (CUSIP Number)


       Rick M. McConnell, 1395 Charleston Road, Mountain View, CA  94043
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                   12/18/97
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                 SCHEDULE 13D
-----------------------                                    ---------------------
CUSIP NO. 86-2219-10-2                                       PAGE 2 OF 12 PAGES
-----------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1        L. WILLIAM KRAUSE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (a) [X]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4        PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        UNITED STATES

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                              133,741
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY               1,582,579

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                              133,741
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   1,582,579

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        1,716,320


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12        N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        13.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14        IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                    ---------------------
CUSIP NO. 86-2219-10-2                                       PAGE 3 OF 12 PAGES
-----------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1        L. GAY KRAUSE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (a) [X]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3        PF

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        UNITED STATES

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                              0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY               1,582,579

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   1,582,579

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        1,582,579


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12        N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        12.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14        IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                    ---------------------
CUSIP NO. 86-2219-10-2                                       PAGE 4 OF 12 PAGES
-----------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1        THE KRAUSE TRUST

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (a) [X]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4        SEE ITEM 3 BELOW.

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5        N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        UNITED STATES

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                              0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY               1,563,349

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                              0
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   1,563,349

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        1,563,349


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12        N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        12.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14        OO (TRUST)

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                    ---------------------
CUSIP NO. 86-2219-10-2                                       PAGE 5 OF 12 PAGES
-----------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1        LWK VENTURES MONEY PURCHASE PENSION PLAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (a) [X]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4        SEE ITEM 3 BELOW

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5        N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        UNITED STATES

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                              0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY               13,461

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                              0
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   13,461

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        13,461


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12        N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        LESS THAN 1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14        EP

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                    ---------------------
CUSIP NO. 86-2219-10-2                                       PAGE 6 OF 12 PAGES
-----------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1        LWK VENTURES PROFIT SHARING PLAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (a) [X]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4        SEE ITEM 3 BELOW.

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5        N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6        UNITED STATES

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                              0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY               5,769

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                              0
    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH                   5,769

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        5,769


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12        N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        LESS THAN 1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14        EP

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 86-2219-10-2
-----------------------

     ITEM 1.   SECURITY AND ISSUER

               The class of equity securities to which this Statement on
     Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Storm Technology, Inc. (the "Issuer" or "STI"), a Delaware corporation, with its principal executive offices located at 1395 Charleston Road in Mountain View, California 94043.

     ITEM 2.   IDENTITY AND BACKGROUND

               This Statement is being filed by L. William Krause based upon his direct and indirect beneficial ownership of shares of Common Stock, warrants and stock options to purchase Common Stock held by Mr. Krause and his wife, L. Gay Krause, The Krause Trust, LWK Ventures Money Purchase Pension Plan dated January 1, 1991 (the "Pension Plan") and LWK Ventures Profit Sharing Plan dated January 1, 1991 (the "Profit Sharing Plan"), as Trustee. Mr. Krause's business address is 1395 Charleston Road, Mountain View, California 94043. Mr. Krause's principal occupation is serving as Chief Executive Officer and President of STI which provides digital photo solutions that enable consumers and small businesses to input, store, organize, enhance and use photos easily on their personal computers.

               The Pension Plan and the Profit Sharing Plan (collectively, the "Plans") were formed by L. William Krause through LWK Ventures, his sole proprietorship. The Plans' business address is 1395 Charleston Road, Mountain View, California 94043. Mr. Krause is the trustee of the Plans.

               During the last five years, Mr. Krause has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Krause is a citizen of the United States.

               During the last five years, Mrs. Krause has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Krause is a citizen of the United States.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Between November 1, 1991, and September 30, 1996, the effective date of STI's initial public offering, (the "Effective Date"), Mr. Krause, for himself and using his personal funds, acquired an aggregate of 346,683 shares of the Common Stock, Series A Preferred Stock and Series B Preferred Stock of STI, all of which he transferred to The Krause Trust prior to the Effective Date and all of which converted into Common Stock on the Effective Date. The Pension Plan and the Profit Sharing Plan purchased 13,461 and 5,769 shares, respectively, of STI's Series D Preferred Stock on July 27, 1995 both of which Series D Preferred Stock converted into Common Stock on the Effective Date.

               From the Effective Date to December 18, 1997 (the "Triggering Date"), The Krause Trust periodically purchased a small number of shares of STI Common Stock as listed below using personal funds of Mr. Krause:

                    Date of Purchase    Number of Shares    Price Per Share
                    ----------------    ----------------    ---------------
                     April 25, 1997          20,000             $1.375
                      May 20, 1997           10,000              $2.00

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 86-2219-10-2
-----------------------

     which purchases did not materially increase the holdings of Mr. Krause or the Krause Trust. Additionally, STI granted options to purchase shares of its Common Stock to Mr. Krause as follows:

                    Date of Option Grant     Number of Shares
                    --------------------     ----------------
                        July 9, 1997              80,000
                      January 15, 1998            50,000

     Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Krause is deemed the beneficial owner of these 130,000 shares of Common Stock which he has the right to acquire upon exercise of stock options which are presently exercisable within sixty days of the date of the filing of this statement.

               On the triggering date, Mr. and Mrs. Krause, in the name of The Krause Trust, purchased: (i) 1,066,666 shares of STI Common Stock and (ii) a warrant to purchase 100,000 shares of the STI Common Stock. The total aggregate purchase price of $2,012,498.70 was provided from Mr. Krause's personal funds. In no case were any funds borrowed.

               Since the triggering date, Mr. Krause purchased 3,741 shares under the STI 1996 Employee Stock Purchase Plan on February 2, 1998 at $2.125 per share.

     ITEM 4.   PURPOSE OF TRANSACTION.

               Mr. Krause directed the purchases of shares of Common Stock for investment purposes only. At the time of the purchases of Common Stock disclosed herein, Mr. Krause was serving as Chief Executive Officer of the Issuer.

               Consistent with his investment intent, and depending on market conditions, Mr. Krause may acquire additional shares of Common Stock through open market purchases, privately negotiated transactions, or through the exercise of warrants and stock options; he may, however, dispose all or a portion of shares of Common Stock through the open market or in privately negotiated transactions to one or more purchasers which may include the Issuer; and, Mr. Krause will consider other alternatives available in connection with STI securities.

               Other than as set forth above, Mr. Krause has no present plans or proposals which may relate to or would result in:

               (a) The acquisition or disposition of any additional securities of the Issuer by any person;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies or the board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 86-2219-10-2
-----------------------

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (j)  Any action similar to any of those enumerated above.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               Pursuant to Rule 13d-3, Mr. Krause may be deemed to beneficially own a total of 1,716,320 shares of Common Stock as of the date of the filing of this Schedule 13D (the "Filing Date"), representing 13.4% of the outstanding Common Stock, based upon the number of shares of STI Common Stock as of February 23, 1998, and computed in accordance with Rule 13d-3(d)(1). Mr. Krause's beneficial ownership of STI is as follows:

               L. William Krause
               -----------------

                         3,741 shares of Common Stock (Direct)/1/
                         1,463,349 shares of Common Stock (Indirect)/2/ 19,230 shares of Common Stock (Indirect)/3/
                         100,000 Warrants to purchase Common Stock (Indirect) 130,000 Options to purchase Common Stock (Direct)

               L. Gay Krause
               -------------

                         1,463,349 shares of Common Stock (Indirect)/2/ 19,230 shares of Common Stock (Indirect)/3/
                         3,741 shares of Common Stock (Direct)/1/
                         100,000 Warrants to purchase Common Stock (Indirect)

               The Krause Trust
               ----------------

                         3,741 shares of Common Stock (Indirect)/1/
                         1,463,349 shares of Common Stock (Indirect)/2/ 19,230 shares of Common Stock (Indirect)/3/
                         100,000 Warrants to purchase Common Stock (Indirect)

               LWK Ventures Money Purchase Pension Plan dated January 1, 1991
               --------------------------------------------------------------

                         13,461 shares of Common Stock (Indirect)

               LWK Ventures Profit Sharing Plan dated January 1, 1991
               ------------------------------------------------------

                         5,769 shares of Common Stock (Indirect)

               As Mr. Krause's spouse, Mrs. Krause may also be deemed under the applicable community property laws to hold up to 1,463,349 shares of STI's Common Stock and Warrants to purchase 100,000 shares of STI's Common Stock.

______________________________
/1/ Shares held by Mr. Krause purchased under STI 1996 Employee Stock Purchase
    Plan.
/2/ Includes holdings of the Krause Trust.
/3/ Includes holdings of 13,461 shares held by The Pension Plan and 5,769 shares held by the Profit Sharing Plan.

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 86-2219-10-2
-----------------------

               Mr. Krause has (i) sole voting and dispositive powers for 3,741 shares of Common Stock, (ii) shared voting and dispositive powers for 1,463,349 shares of Common Stock and warrants to purchase 100,000 shares of Common Stock as Trustee of the Trust and the (iii) sole voting and dispositive power for stock options to purchase 130,000 shares of Common Stock (the stock options are presently exercisable within sixty days of the Filing Date), which represents 13.4% of the total shares of Common Stock outstanding of 12,827,971 (based on the number of shares of Common Stock outstanding on February 23, 1998).

               Mrs. Krause has shared voting and dispositive powers for 1,463,349 shares of Common Stock and warrants to purchase 100,000 shares of Common Stock as Trustee of The Trust which represents 12.2% of the total shares of Common Stock outstanding of 12,827,971 (based on the number of shares of Common Stock outstanding on February 23, 1998).

               The Krause Trust has shared voting and dispositive powers for 1,463,349 shares of Common Stock and warrants to purchase 100,000 shares of Common Stock as Trustee of The Trust which represents 12.2% of the total shares of Common Stock outstanding of 12,827,971 (based on the number of shares of Common Stock outstanding on February 23, 1998).

               LWK Ventures Money Purchase Pension Plan has shared voting and dispositive powers for 13,461 shares of Common Stock which represents less than 1% of the total shares of Common outstanding of 12,827,971 (based on the number of shares of Common Stock outstanding on February 23, 1998).

               LWK Ventures Profit Sharing Plan has shared voting and dispositive powers for 5,769 shares of Common Stock which represents less than 1% of the total shares of Common outstanding of 12,827,971 (based on the number of shares of Common Stock outstanding on February 23, 1998).

               There were no transactions by Mr. Krause or related entities from the date sixty days preceding the Triggering Date through the Filing Date other than the purchase of 3,741 shares of Common Stock under the STI 1996 Employee Stock Purchase Plan on February 2, 1998.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Mr. Krause was granted options to acquire shares of Common Stock under the Issuer's Amended and Restated Stock Option Plan (the "Option Plan").

               Under the Option Plan, the exercise price must be at least 100% of the fair market value of the Issuer's Common Stock on the date of grant, except that for the grant of an option to a person holding 10% or more of the total combined voting power of all classes of stock of the Issuer or any parent or subsidiary of the Issuer the exercise price must be at least 110% of the fair market value of the Issuer's Common Stock on the date of grant. Generally, options granted under the Option Plan are immediately exercisable subject to a repurchase right in favor of the Issuer which lapses over a four-year period. A copy of the Option Plan is attached hereto as Exhibit A and incorporated herein by reference. Mr. Krause
               ---------
     entered into option agreements with STI under the Option Plan on July 9, 1997 and January 15, 1998 (collectively the "Option Plan Agreements"), a copy of each which is attached hereto as Exhibit B and Exhibit C,
                                              ---------     ---------
     respectively, and incorporated herein by reference. The Option Plan Agreement, dated July 9, 1997, provided a grant on July 9, 1997 of an option to acquire 80,000 shares of Common Stock at an exercise price of $1.938 per share. The Option Plan Agreement dated January 15, 1998, provided a grant on January 15, 1998, of an option to purchase 50,000 shares of Common Stock at an exercise price of $2.688 per share. As of the Filing Date, all of such shares were immediately exercisable.

               On December 18, 1997, pursuant to a Common Stock and Warrant Purchase Agreement (the "Warrant Agreement"), a copy of which is attached hereto as Exhibit D, STI issued a warrant to purchase 100,000 shares of
               ---------
     Common Stock to The Krause Trust, for $12,500, at $1.90 per share "). A copy of the Warrant is attached hereto as Exhibit E and incorporated herein
                                               ---------
     by reference.

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 86-2219-10-2
-----------------------


     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit        Description
               -------        -----------
                  A           Storm Technology Inc. Amended and Restated Stock Option Plan is
                              incorporated by reference to Exhibit 10.2 to the Company's Form S-1 filed on June 26, 1996 (File No. 333-06911).

                  B           Immediately Exercisable Incentive Stock Option Agreement by and between
                              Storm Technology Inc. and L. William Krause dated July 9, 1997.

                  C           Immediately Exercisable Incentive Stock Option Agreement by and between
                              Storm Technology, Inc. and L. William Krause dated January 15, 1998.

                  D           Common Stock and Warrant Purchase Agreement issued to L. William and L.
                              Gay Krause Trust under Agreement dated June 21, 1994 by Storm Technology,
                              Inc. dated December 18, 1997.

                  E           Stock Purchase Warrant to Purchase 100,000 shares of Common Stock of
                              Storm Technology, Inc. issued to L. William and L. Gay Krause Trust under
                              Agreement dated June 21, 1994 dated December 18, 1997.

                  F           Joint Filing Agreement dated July 10, 1998.

     SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     July 10, 1998


                                    By:/s/ L. William Krause
                                       -----------------------------------------
                                       L. William Krause


                                    By:/s/ L. Gay Krause
                                       -----------------------------------------
                                       L. Gay Krause

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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

                                 SCHEDULE 13D
-----------------------
CUSIP NO. 86-2219-10-2
-----------------------

                                 EXHIBIT INDEX

               Exhibit        Description
               -------        -----------
                  A           Storm Technology Inc. Amended and Restated Stock Option Plan is
                              incorporated by reference to Exhibit 10.2 to the Company's Form S-1 filed on June 26, 1996 (File No. 333-06911).

                  B           Immediately Exercisable Incentive Stock Option Agreement by and between
                              Storm Technology Inc. and L. William Krause dated July 9, 1997.

                  C           Immediately Exercisable Incentive Stock Option Agreement by and between
                              Storm Technology, Inc. and L. William Krause dated January 15, 1998.

                  D           Common Stock and Warrant Purchase Agreement issued to L. William and L.
                              Gay Krause Trust under Agreement dated June 21, 1994 by Storm Technology,
                              Inc. dated December 18, 1997.

                  E           Stock Purchase Warrant to Purchase 100,000 shares of Common Stock of
                              Storm Technology, Inc. issued to L. William and L. Gay Krause Trust under
                              Agreement dated June 21, 1994 dated December 18, 1997.

                  F           Joint Filing Agreement dated July 10, 1998.

                                      12